Exhibit 3.01

[Stempel: Beglaubigte Abschrift]

URNr. 0864/2004
***
GmbH KDG Besch. 28.06.

Bescheinigung gemäß § 54 Abs. 1 Satz 2 GmbHG

Hiermit bescheinige ich, Notarin Ursula Wilfart-Kammer in München, dass die geänderten Bestimmungen des umstehenden Gesellschaftsvertrags mit dem Beschluss über die Änderung des Gesellschaftsvertrags, diesamtliche Urkunde vom 28.06.2004, URNR.       /2004, und die unveränderten Bestimmungen mit dem zuletzt zum Handelsregister eingereichten vollständigen Wortlaut des Gesellschaftsvertrages übereinstimmen.

München, den 28.06.2004

/s/ Wilfart-Kammer

[Stempel Notarin]	Wilfart-Kammer, Notarin

Gesellschaftsvertrag

§ 1

Firma der Gesellschaft

Die Firma der Gesellschaft lautet:

Kabel Deutschland GmbH

§ 2

Sitz der Gesellschaft

Die Gesellschaft hat ihren Sitz in Unterföhring.

§ 3

Dauer der Gesellschaft, Geschäftsjahr

(1)       Die Dauer der Gesellschaft ist unbestimmt.

(2)       Das Geschäftsjahr beginnt am 1. April und endet am folgenden 31. März eines jeden Jahres. Die Zeit vom 01. Januar 2003 bis zum 31. März 2003 bildet ein Rumpfgeschäftsjahr

§ 4

Gegenstand des Unternehmens

(1)       Gegenstand des Unternehmens ist der Erwerb, das Halten (auch als persönlich haftende Gesellschafterin) und das zentrale Management von Beteiligungen an anderen in- oder ausländischen Unternehmen.

(2)       Die Gesellschaft kann alle Geschäfte betreiben und Handlungen vornehmen, die geeignet sind, dem Gesellschaftszweck unmittelbar oder mittelbar zu dienen.

(3)       Die Gesellschaft darf im In- und Ausland Zweigniederlassungen unter gleicher oder anderer Firma errichten.

§ 5

Stammkapital

(1)       Das Stammkapital der Gesellschaft beträgt EUR 1.025.000,00 (in Worten: Euro eine Million fünfundzwanzig Tausend).

(2)       Die Gesellschafter können durch Beschlussfassung mehrere voll eingezahlte Geschäftsanteile zusammenlegen.

§ 6

Geschäftsführung

(1)       Die Gesellschaft hat einen oder mehrere Geschäftsführer, die durch den Aufsichtsrat bestellt und abberufen werden.

(2)       Die Geschäftsführer sind an Gesetz und Gesellschaftsvertrag sowie die Beschlüsse der Gesellschafterversammlung gebunden. Sie haben die Gesellschaft mit der Sorgfalt eines ordentlichen Kaufmanns zu führen.

(3)       Die Gesellschafter können eine für die Geschäftsführer bindende Geschäftsordnung erlassen, in der auch festgelegt werden kann, für welche Geschäfte und Maßnahmen die Geschäftsführer der vorherigen Zustimmung der Gesellschafter bedürfen.

§ 7

Vertretung

(1)       Ist nur ein Geschäftsführer bestellt, so vertritt dieser die Gesellschaft allein. Sind mehrere Geschäftsführer bestellt, so wird die Gesellschaft durch zwei Geschäftsführer gemeinsam oder durch einen Geschäftsführer in Gemeinschaft mit einem Prokuristen vertreten.

(2)       Die Gesellschafterversammlung kann einem oder mehreren Geschäftsführern Befreiung von den Beschränkungen des § 181 BGB erteilen. Ebenso kann einem oder mehreren Geschäftsführern Einzelvertretungsbefugnis auch dann erteilt werden, wenn mehrere Geschäftsführer bestellt sind.

§ 8

Aufsichtsrat, Zusammensetzung, Mitgliedschaft

(1)       Die Gesellschaft hat einen Aufsichtsrat, der sich entsprechend den gesetzlichen Bestimmungen zusammensetzt. Er besteht aus 12 Mitgliedern, sofern einer solchen Zusammensetzung nicht zwingendes Gesetzesrecht entgegensteht.

(2)       Die Mitglieder des Aufsichtsrates werden, soweit sie nicht als Aufsichtsratsmitglieder der Arbeitnehmer nach dem Mitbestimmungsgesetz zu wählen sind, durch Gesellschafterbeschluss bestellt.

(3)       Gleichzeitig mit der Bestellung der Aufsichtsratsmitglieder kann die Gesellschafterversammlung durch Gesellschafterbeschluss für das jeweilige Aufsichtsratsmitglied ein Ersatzmitglied bestellen, das Mitglied des Aufsichtsrates wird, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit wegfällt.

(4)       Die Aufsichtsratsmitglieder werden für die Zeit bis zur Beendigung der Gesellschafterversammlung bestellt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Geschäftsjahr, in dem die Amtszeit beginnt, wird nicht mitgerechnet. Für die von der Gesellschafterversammlung durch Gesellschafterbeschluss gemäß Abs. 3 bestellten Aufsichtsratsmitglieder kann die Gesellschafterversammlung bei Bestellung eine kürzere Amtszeit bestimmen.

(5)       Die Amtszeit von Ersatzmitgliedern endet mit Ablauf der Amtszeit des weggefallenen Mitglieds. Für die von der Gesellschafterversammlung durch Gesellschafterbeschluss bestellten Ersatzmitglieder kann die Gesellschafterversammlung bei Bestellung bestimmen, dass deren Amtszeit mit der Beendigung der Gesellschafterversammlung endet, die über die Entlastung für das Geschäftsjahr beschließt, in dem die Amtszeit begonnen hat.

(6)       Mitglieder oder Ersatzmitglieder, welche durch Gesellschafterbeschluss bestellt worden sind, können ohne Angabe von Gründen vor Ablauf ihrer Amtszeit durch Gesellschafterbeschluss abberufen werden. Mitglieder und Ersatzmitglieder können ohne Angabe von Gründen vor Ablauf ihrer Amtszeit durch schriftliche Erklärung gegenüber der Gesellschaft ihr Amt niederlegen.

(7)       Scheidet ein Aufsichtsratsmitglied vor Ablauf seiner Amtszeit aus dem Aufsichtsrat aus, ohne dass ein Ersatzmitglied nachrückt, so erfolgt die Bestellung des Nachfolgers für den Rest der Amtszeit des ausgeschiedenen Mitglieds.

§ 9

Vorsitz im Aufsichtsrat

(1)       Der Aufsichtsrat wählt aus seiner Mitte einen Vorsitzenden und einen Stellvertreter. Bei einem mitbestimmten Aufsichtsrat erfolgt die Wahl gemäß § 27 Abs. 1 und Abs. 2 MitbestG.

(2)       Der Aufsichtsratsvorsitzende und der Stellvertreter sind für die Dauer der Amtszeit des Aufsichtsrates gewählt, falls der Aufsichtsrat nicht bei der Wahl für beide eine kürzere Amtszeit bestimmt.

(3)       Der Aufsichtsrat kann die Bestellung des Vorsitzenden oder des Stellvertreters vor Ablauf der Amtszeit ohne Angabe von Gründen widerrufen. Die für die jeweilige Wahl angewandten Mehrheitserfordernisse finden auch auf den jeweiligen Widerruf Anwendung. Der Vorsitzenden kann den Vorsitz vor Ablauf seiner Amtszeit ohne Angabe von Gründen durch Erklärung gegenüber der Gesellschaft niederlegen. Gleiches gilt für seinen Stellvertreter.

(4)       Ein Ausscheiden des Vorsitzenden vor Ablauf der Amtszeit aus seinem Amt berührt die Fortdauer des Amtes des Stellvertreters nicht. Das gleiche gilt umgekehrt. Scheidet der Vorsitzende oder Stellvertreter vor Ablauf der Amtszeit aus seinem Amt aus, hat der Aufsichtsrat unverzüglich eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

§ 10

Geschäftsordnung des Aufsichtsrates, Ausschüsse

(1)       Der Aufsichtsrat kann sich eine Geschäftsordnung geben.

(2)       Der Aufsichtsrat kann aus seiner Mitte Ausschüsse bilden, und deren Aufgaben und Befugnisse festsetzen. Soweit rechtlich zulässig kann der Aufsichtsrat den Ausschüssen auch Entscheidungsbefugnisse übertragen.

(3)       Unmittelbar nach Wahl des Aufsichtsratvorsitzenden und seines Stellvertreters bildet der Aufsichtsrat gemäß § 27 Abs. 3 MitbestG zur Wahrnehmung der in § 31 Abs. 3 Satz 1 MitbestG bezeichneten Aufgabe einen Ausschuss.

(4)       Ist der Vorsitzende des Aufsichtsrates Mitglied eines Ausschusses und ergibt eine Abstimmung in Ausschuss Stimmengleichheit, so ist eine erneute Abstimmung durchzuführen, bei welcher der Vorsitzende – soweit dies gesetzlich zulässig ist – zwei Stimmen hat, wenn sich andernfalls wiederum Stimmengleichheit ergäbe. Auf die Abgabe der zweiten Stimme ist § 108 Abs. 3 AktG anzuwenden. Dem Stellvertreter steht die zweite Stimme nicht zu.

§ 11

Aufsichtsratssitzungen, Beschlussfassung, Ausführung von Beschlüssen

(1)       Der Aufsichtsrat entscheidet in der Regel in Sitzungen durch Beschluss. Eine Beschlussfassung durch schriftliche, telegrafische, fernmündliche oder fernschriftliche oder in sonstiger Weise abgegebene Stimmabgabe ist zulässig, wenn sie der Vorsitzende des Aufsichtsrates oder im Verhinderungsfall dessen Stellvertreter aus besonderen Gründen anordnet. Durch schriftlich, telegrafisch, fernmündlich, fernschriftlich oder durch sonstige Weise vorgenommene Stimmabgabe gefasste Beschlüsse sind vom Vorsitzenden des Aufsichtsrates schriftlich niederzulegen.

(2)       Die Vorbereitung und Leitung der Sitzung des Aufsichtsrates obliegt dem Vorsitzenden und bei seiner Verhinderung seinem Stellvertreter. Dieser bestimmt die Reihenfolge der Verhandlungsgegenstände sowie Reihenfolge und Art der Abstimmungen.

(3)       Der Vorsitzende kann eine von ihm einberufene Sitzung oder die Beschlussfassung über einzelne oder sämtliche Punkte der Tagesordnung unterbrechen oder vertagen. Falls bei einer Sitzung nicht alle Mitglieder des Aufsichtsrates anwesend sind oder schriftliche Stimmabgaben überreichen lassen, ist die Sitzung oder Beschlussfassung zu vertagen, soweit mindestens zwei der anwesenden Mitglieder dies beantragen. Vertagungen für mehr als zwei Monate sind unzulässig. Eine zweimalige Vertagung der Beschlussfassung über denselben Tagesordnungspunkt ist unzulässig.

(4)       Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. § 108 Abs. 2 Satz 4 AktG ist anzuwenden.

(5)       Beschlüsse, deren Gegenstände nicht ordnungsgemäß gekündigt worden sind, können nur gefasst werden, wenn mindestens zwei Drittel der Mitglieder, aus denen der Aufsichtsrat zu bestehen hat, (i) anwesend sind und (ii) nicht widersprechen, und die abwesenden Mitglieder Gelegenheit erhalten, ihre Stimme binnen einer vom Vorsitzenden gesetzten angemessenen Frist nachträglich schriftlich abzugeben.

(6)       Beschlüsse des Aufsichtsrates werden mit einfacher Stimmenmehrheit gefasst, soweit das Gesetz, der Gesellschaftsvertrag oder die Geschäftsordnung des Aufsichtsrats nicht etwas anderes bestimmt. Stimmenenthaltungen werden nicht berücksichtigt. Falls dem Vorsitzenden des Aufsichtsrates bei Stimmgleichheit kraft Gesetzes eine zweite Stimme zusteht, ist er berechtigt, aber nicht verpflichtet, von dieser Gebrauch zu machen. Dem Vorsitzenden des Aufsichtrates soll bei Stimmengleichheit immer eine zweite Stimme zustehen, soweit gesetzlich zulässig.

(7)       Abwesende Mitglieder des Aufsichtsrates können dadurch an der Beschlussfassung des Aufsichtsrates und seiner Ausschüsse teilnehmen, dass sie schriftlich, telegrafisch, fernmündlich oder fernschriftlich sowie in sonstiger Weise ihr Stimmabgabe leisten.

(8)       Die Durchführung von Aufsichtsratsbeschlüssen und die Vertretung des Aufsichtsrates gegenüber Dritten, insbesondere gegenüber Gerichten und Behörden sowie gegenüber der Gesellschaft, obliegt dem Vorsitzenden des Aufsichtsrates.

§ 12

Zustimmungsbedürftige Geschäfte

Die Geschäftsführung bedarf außer den im Gesetz vorgesehenen Fällen der Zustimmung des Aufsichtrates in folgenden Angelegenheiten:

(a)       Die Übertragung und Verpfändung von Geschäftsanteilen der Gesellschaft;

(b)       Der Erwerb und die Veräußerung und Belastung von Grundbesitz oder grundstücksgleichen Rechten, soweit im Einzelfall ein Wert von 50 Mio. Euro überschritten ist;

(c)       Die unternehmensweite Einführung von Beteiligungsprogrammen gleich welcher Ausgestaltung für Arbeitnehmer;

(d)       Die Einleitung und Erledigung von Rechtsstreitigkeiten, soweit im Einzelfallein ein Streitwert von 50 Mio. Euro überschritten ist;

(e)       Die Erteilung von Beratungsaufträgen an den Abschlussprüfer oder Konzernabschlussprüfer.

§ 13

Schweigepflicht der Aufsichtsratsmitglieder

Die Mitglieder des Aufsichtsrates haben – auch nach dem Ausscheiden aus dem Amt – über vertrauliche Angaben und Geheimnisse der Gesellschaft, namentlich Betriebs- und Geschäftsgeheimnisse, die ihnen durch ihre Tätigkeit im Aufsichtsrat bekannt werden, Stillschweigen zu bewahren.

§ 14

Vergütung des Aufsichtsrates, Haftung

(1)       Jedes Mitglied des Aufsichtsrates hat Anspruch auf Erstattung seiner Aufwendungen (inklusive angemessener Reisekosten), die es nach den Umständen für erforderlich halten durfte.

(2)       Jedes Aufsichtsratsmitglied erhält neben dem Ersatz seiner Aufwendungen eine jährliche Vergütung in Höhe von EUR 5.000,00. Die Vergütung ist jeweils vor Ablauf des Geschäftsjahres zahlbar.

(3)       In Abweichung zu Absatz (2) erhält der Vorsitzende des Aufsichtsrates eine Vergütung in Höhe von EUR 10.000,00. Der stellvertretende Vorsitzende erhält eine Vergütung in Höhe von EUR 7.500,00.

(4)       Die Vergütung versteht sich als Nettovergütung. Sofern die Vergütung der Umsatzsteuer unterliegt, zahlt die Gesellschaft die gegebenenfalls anfallende Umsatzsteuer. Die Umsatzsteuer ist mit Rechnungsstellung fällig und zahlbar.

(5)       Die Gesellschaft verpflichtet sich, die Mitglieder des Aufsichtsrates von allen Ansprüchen, die gegenüber den Mitgliedern des Aufsichtsrates im Zusammenhang mit deren Tätigkeit für die Gesellschaft geltend gemacht werden, vor deren Fälligkeit und im weitest möglichen, gesetzlich zulässigen Rahmen frei zu stellen. Die Freistellung beinhaltet die Übernahme durch die Gesellschaft von sämtlichen im Zusammenhang mit der Androhung bzw. Geltendmachung von Ansprüchen entstehenden Kosten, Gebühren und notwendig werdenden  Zahlungen (wie beispielsweise Rechtsanwaltsgebühren, Gerichtskosten, Schadenersatz- bzw. Vergleichszahlungen, Auslagen etc.) und gilt auch im Falle des Ausscheidens eines Mitglieds des Aufsichtsrates fort. Diese Freistellung gilt jedoch nicht im Falle einer Haftung auf Grund grob fahrlässigen oder vorsätzlichen Handelns.

(6)       Sofern sich die rechtlichen Rahmenbedingungen nach dem 21.08.2003 dergestalt ändern, dass die persönliche Haftung der Mitglieder des Aufsichtsrates umfangreicher als in Absatz (5) bzw. vollständig ausgeschlossen werden kann, ist die Haftung der Mitglieder des Aufsichtsrates im jeweils weitesten möglichen, gesetzlichen zulässigen Rahmen dementsprechend anzupassen oder auszuschließen. Änderungen dieses Absatzes (6) haben keinen negativen Einfluss auf den zum Zeitpunkt der Änderung bestehenden Schutz bzw. Freistellungsanspruch der Mitglieder des Aufsichtsrates.

§ 15

Bekanntmachung

Die Bekanntmachungen der Gesellschaft erfolgen nur im Bundesanzeiger.

Die Übereinstimmung vorstehender Abschrift mit der Urschrift wird hiermit beglaubigt

München, den 30. Juni 2004

/s/ Birgit Birnstiel

Birgit Birnstiel, Notarassessorin,
amtlich bestellte Vertreterin der
Notarin Wilfart-Kammer

TRANSLATION

Certified copy

Deed No.: 0864/2004
SB: mb
GmbH KDG Besch. 28.06

Certificate in accordance with section 54 (1) sentence 2 of the German Limited Liability Companies Act (“GmbHG”)

I, Ursula Wilfart-Kammer, Notary Public at Munich, hereby certify that the amended provisions of the Articles of Association overleaf correspond to the resolution on the amendment of the Articles of Association, issued by this office on 28 June 2004, Deed No.      /2004, and the unamended provisions correspond to the full wording of the Articles of Association as last submitted to the commercial register.

Munich, 28 June 2004

[Seal]	/s/ Wilfart-Kammer

Wilfart-Kammer, Notary Public

Articles of Association

§ 1

Company Name

The name of the Company is:

Kabel Deutschland GmbH

§ 2

Registered Office

The Company’s registered office is Unterföhring.

§ 3

Duration of the Company, Financial Year

(1)           The Company’s incorporation is not subject to any time limit.

(2)           The financial year shall commence on 1 April of any given year and end on 31 March of the following year. The period from 1 January 2003 to 31 March 2003 shall be a stub period.

§ 4

Object of the Company

(1)           The object of the Company is the acquisition, holding (also as a general partner) and centralised management of participations in German and foreign companies.

(2)           The Company may operate any business and perform any actions that are directly or indirectly suitable for the promotion of its object.

(3)           The Company may establish branches under the same or another company name in Germany and abroad.

§ 5

Nominal Capital

(1)           The nominal capital of the Company is EUR 1,025,000.00 (in words: one million twenty five thousand euros).

(2)           By way of resolution, the shareholders may consolidate several fully paid-up shares.

§ 6

Management

(1)           The Company shall have one or more managing directors who are appointed and removed by the Supervisory Board.

(2)           The managing directors are bound by law and these Articles of Association as well as the resolutions passed by the Shareholders’ Meeting. The managing directors shall manage the Company by applying all the due care and diligence of a prudent businessman.

(3)           The shareholders may adopt internal rules of procedure that are binding for the managing directors. Said rules may also prescribe which transactions and measures of the managing directors will require the shareholders’ prior consent.

§ 7

Representation

(1)           Where only one managing director has been appointed, this managing director shall be the sole representative of the Company. Where several managing directors have been appointed, the Company shall be represented either by two managing directors jointly or one managing director jointly with a holder of statutory general power of attorney (Prokurist).

(2)           The Shareholders’ Meeting may grant one or more managing directors exemption from the restrictions of section 181 of the German Civil Code (“BGB”). Moreover, sole power of representation may be bestowed one or more managing directors even though a greater number of managing directors have been appointed.

§ 8

Supervisory Board, Composition, Membership

(1)           The Company shall have a Supervisory Board whose composition is prescribed by law. Said Supervisory Board shall have 12 members, unless imperative statutory provisions require otherwise.

(2)           The members of the Supervisory Board shall be appointed by shareholders’ resolution, unless they must be elected as members representing the employees in accordance with the German Co-determination Act (“MitbestG”).

(3)           When appointing the members of the Supervisory Board, the Shareholders’ Meeting may also, by way of resolution, appoint substitutes for the relevant members. These substitute members shall become full members of the Supervisory Board if the relevant member ceases to be a member of the Supervisory Board prior to the end of that member’s term of office.

(4)           The Supervisory Board members shall be appointed for the period until the end of the next Shareholders’ Meeting that passes a resolution on the formal approval for the fourth financial year following the commencement of their term of office. The financial year, in which the term of office commences, shall not be included in this determination. For members of the Supervisory Board who were appointed by resolution of the Shareholders’ Meeting in accordance with the preceding paragraph (3), the Shareholders’ Meeting may set a shorter term of office.

(5)           The term of office of substitute members shall end upon expiry of the term of office of the members for whom they substitute. With regard to substitute members appointed by resolution of the Shareholders’ Meeting, the Shareholders’ Meeting may determine that their term of office will end upon the close of the Shareholders’ Meeting that passes a resolution on the formal approval for the financial year in which their term of office began.

(6)           Members or substitute members which were appointed by way of shareholders’ resolution may be removed from their office by shareholders’ resolution without stating reasons. Members and substitute members may resign from their office before the end of their term by written declaration vis-à-vis the Company without stating reasons.

(7)           Where a Supervisory Board member withdraws from his or her office before the end of the term of office, without a substitute member replacing such member, a successor shall be appointed for the remaining office term of the withdrawing member.

§ 9

Chairperson of the Supervisory Board

(1)           The Supervisory Board shall elect the Chairperson and a deputy from amongst its members. In the case of Supervisory Boards subject to codetermination provisions, the election shall be made in accordance with section 27 (1) and (2) of the MitbestG.

(2)           The Chairperson of the Supervisory Board and his or her deputy shall be elected for the duration of the Supervisory Board’s term of office, unless the Supervisory Board sets a shorter term of office for both Chairperson and deputy upon their election.

(3)           The Supervisory Board may revoke the appointment of the Chairperson or his/her deputy before the end of their term of office without stating reasons. The quorum required for the relevant election shall also apply to any such revocation. The Chairperson may resign from his/her office before the end of the term of office by declaration vis-à-vis the Company without stating any reasons. The same shall apply to the Chairperson’s deputy.

(4)           Where the Chairperson resigns from office before the end of his/her term of office, this shall not affect the continuation of the deputy’s office. This shall also apply vice versa. Where the Chairperson or his/her Deputy withdraws from office prior to the expiry of their term of office, the Supervisory Board shall elect a new Chairperson and/or deputy for the remaining term of office of the person who withdrew.

§ 10

Supervisory Board’s Internal Rules of Procedure and Committees

(1)           The Supervisory Board may adopt its own internal rules of procedure.

(2)           The Supervisory Board may form committees from among its members and determine their powers and responsibilities. To the extent legally possible, the Supervisory Board may delegate decision-making powers to said committees.

(3)           Immediately following the election of the Supervisory Board Chairman and his/her deputy, the Supervisory Board shall form a committee in accordance with section 27 (3) of the MitbestG for the purpose of performing the duties laid down in section 31 (3) sentence 1 of the MitbestG.

(4)           Where the Chairman of the Supervisory Board is a member of a committee and any voting within the committee results in a parity of votes, the ballot shall be repeated. During this second ballot, the Chairman shall have – to the extent permitted by law — two votes if the ballot would otherwise again result in a parity of votes. Section 108 (3) of the German Companies Act (“AktG”) shall apply to the second ballot. The deputy shall have no entitlement to a second vote.

§ 11

Supervisory Board Meetings, Passing of Resolutions, Execution of Resolutions

(1)           In general, the Supervisory Board shall make its decisions by way of resolution. The passing of resolutions in writing, by telegraph, telephone, telex or otherwise shall be permitted if so directed for special reasons by the Chairperson of the Supervisory Board or, in the Chairperson’s absence, by his/her deputy. Resolutions passed by the casting of votes in writing, by telegraph, telephone, telex or otherwise shall be documented in writing by the Chairperson of the Supervisory Board.

(2)           The Chairperson of the Supervisory Board, and in the Chairperson’s absence his or her deputy, shall be responsible for preparing and chairing Supervisory Board meetings. The person chairing the Supervisory Board meetings shall determine the order of agenda items and the order and manner of ballots.

(3)           The Chairperson may suspend or adjourn any meeting called by him/herself or the passing of a resolution on individual or all agenda items. Where all members of the Supervisory Board are not present at a meeting or submit written votes, the meeting or the passing of a resolution shall be adjourned if at least two of the members present so request. Adjournments for more than two months are not permissible. The passing of a resolution regarding the same agenda item may not be adjourned more than twice.

(4)           The Supervisory Board shall be deemed to have a quorum when at least 50% of its prescribed membership take part in the passing of a resolution. Section 108 (2) sentence 4 of the AktG shall apply.

(5)           Resolutions which were not properly proposed in advance may only be passed if at least two thirds of the Supervisory Board’s prescribed membership (i) are present and (ii) do not object, and the absent members have been given opportunity to cast their votes afterwards in writing within a reasonable time period set by the Chairperson.

(6)           Resolutions of the Supervisory Board are passed by simple majority, unless the law, these Articles of Association or the Supervisory Board’s internal rules of procedure determine otherwise. Abstentions from voting shall not be taken into account. Where, in the case of a parity of votes, the Chairperson of the Supervisory Board has a second vote by virtue of law, the Chairperson is entitled but not obliged to exercise this voting right. To the extent permitted by law, the Chairperson of the Supervisory Board shall always have a second vote in case of a parity of votes.

(7)           Absent members of the Supervisory Board may take part in the passing of resolutions by the Supervisory Board and its committees by casting their votes in writing, by telegraph, telephone, telex or otherwise.

(8)           The Chairperson of the Supervisory Board shall be responsible for the execution of Supervisory Board resolutions and the Supervisory Board’s representation vis-à-vis third parties, in particular in relation to courts, government agencies and the Company.

§ 12

Transactions Requiring Approval

In addition to the cases prescribed by law, the management also requires the Supervisory Board’s approval in the following matters:

(a)           the transfer and the pledging of Company shares;

(b)           the purchase or sale of, or the creation of encumbrances on, real property or equivalent rights, provided that the relevant transaction exceeds a value of EUR 50 million;

(c)           the company-wide introduction of employee incentive programmes of whatever kind;

(d)           the instigation or termination of legal proceedings, provided that the value of the matter does not exceed EUR 50 million in each individual case;

(e)           the placement of orders for consultancy services with the auditor or Group auditor.

§ 13

Duty of Confidentiality of Supervisory Board Members

The Members of the Supervisory Board shall not disclose any confidential information and secrets of the Company, in particular trade and business secrets, which come to their knowledge in connection with their activities on the Supervisory Board. This duty shall survive the relevant member’s withdrawal from the Supervisory Board.

§ 14

Emoluments of the Supervisory Board, Liability

(1)           The members of the Supervisory Board are entitled to reimbursement for any expenses (including reasonable travel expenses) incurred in their reasonable discretion.

(2)           In addition to the reimbursement of expenses, each Supervisory Board member shall receive annual emoluments in the amount of EUR 5,000.00. Said emoluments shall be payable prior to the end of the financial year.

(3)           Paragraph (2) notwithstanding, the Chairperson of the Supervisory Board shall receive emoluments in the amount of EUR 10,000.00. The Deputy Chairperson shall receive emoluments in the amount of EUR 7,500.00.

(4)           These emoluments are net payments. If emoluments are subject to value-added tax, the Company shall also pay any value-added tax. Value-added tax shall be due and payable on invoice.

(5)           The Company undertakes to indemnify the members of the Supervisory Board, to the greatest extent legally possible, from and against any and all claims asserted vis-à-vis the members of the Supervisory Board in connection with their activities for the Company before any such claims fall due. This indemnification also means that the

Company shall bear any and all costs, fees and necessary payments (such as attorney’s fees and court fees, damages, settlement payments, expenses, etc) arising from the threatened or actual assertion of claims and shall also cover the relevant members after their withdrawal from the Supervisory Board. However, this indemnification shall not cover liability arising from gross negligence or intent.

(6)           In the event that the legal framework changes after 21 August 2003 in such a way as to increase the level of personal liability on the part of Supervisory Board members beyond the level described in the preceding paragraph (5) or so that the personal liability of Supervisory Board members can be fully excluded, the liability of the members of the Supervisory Board shall be modified or excluded, as the case may be, to the fullest extent permissible under the law. Any amendments to this paragraph (6) shall not negatively affect the protection or the indemnification entitlement of Supervisory Board members that exist at the time of such amendments.

§ 15

Notifications

Any and all notifications (Bekanntmachungen) by the Company shall only be published in the German Federal Gazette (Bundesanzeiger).

This copy is hereby certified to be a true copy of the original document.

Munich, 30 June 2004

/s/ Birgit Birnstiel

Birgit Birnstiel, Notarassessorin (notary public prior to appointment for life), officially appointed representative
of the Notary Public Wilfart-Kammer